August 5, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    TPG Pace Tech Opportunities Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 15, 2021

File No. 333-254485

Ladies and Gentlemen:

Set forth below are the responses of TPG Pace Tech Opportunities Corp. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2021, with respect to Amendment No. 3 to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on July 15, 2021 (the “Third Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 4 to the Registration Statement (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Third Amended Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.

Please provide prominent disclosure on the proxy statement/prospectus cover page that highlights how the business combination transaction could result in the combined company acquiring a minority ownership interest in Nerdy if redemptions exceed 52.2% of TPG Pace’s public shares. Provide a descriptive cross-reference to the pro forma financial information for the combined company that assumes a maximum redemption scenario.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages xviii, 42, 91, 167 and 220 of the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 7

2.

We note your revised disclosure in response to prior comment 4. Please revise to clarify what the aggregate percentages of voting power and economic interest in Nerdy Inc. and Nerdy LLC for each equity holder group represents. Disclose, if true, that the aggregate percentages represent the approximate ownership percentages of outstanding Nerdy Inc. Class A Common Stock, assuming conversion of Class B Common Stock. In this regard, we note the disclosure on page 87 regarding Mr. Cohn’s beneficial ownership of Class A Common Stock. Similarly revise your disclosure regarding the aggregate voting power and economic interest in Nerdy Inc. held by Mr. Cohn.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 8-9, 11, 13 and 89 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 5, 2021

3.

Please disclose whether the parties intend to ensure that TPG Pace will acquire more than 50% of OpCo’s units and thus effective management and control over the affairs and decision-making of Nerdy. In this regard, we note that:

•	Nerdy equity holders may elect to receive either PubCo Class A common stock or PubCo Class B common stock and a corresponding number of OpCo units, and

•	the recent amendment to the lock-up provision of the Business Combination Agreement could encourage Nerdy holders to elect receiving PubCo Class A common stock.

Revise to discuss the potential elections and the impact on the organizational ownership structure and accounting for the business combination if such elections are made. Clarify who can make this election, whether there are any restrictions as to how many Class A shares could be issued instead of Class B and OpCo Units, whether there are any agreements or expectations for such elections, and at what point such elections would be made and disclosed. In addition, disclose whether the Class A common stock received would be on a one-for-one basis with what the holder would have received as Class B common stock and OpCo Units.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 7-12 and 90-92 of the Registration Statement in response to the Staff’s comment.

Management of OpCo, page 31

4.

We note the revised disclosure in response to prior comment 5 and in relation to revisions of the LLC Agreement. Regarding the designation of Non-PubCo Managers by Charles Cohn, TCV VIII, and Davis VT LLC if Nerdy Inc. holds less than a majority of OpCo Units, you disclose that each designates a Manager so long as they remain a member. Please revise to clarify whether this provision is applicable even if they held only one OpCo Unit. In addition, your disclosure regarding the annual vote for electing Managers references Sections 6.1(b) and 6.4 of the LLC Agreement, but does not describe the provisions. Please revise to explain any differences for the annual election of Non-PubCo Managers if Nerdy Inc. holds the majority of outstanding OpCo Units and if Nerdy Inc. holds less than a majority of the outstanding Units. Assuming Nerdy Inc. holds less than a majority of the outstanding Units, disclose whether the Non-PubCo Managers elected annually would continue to be designated by Charles Cohn, TCV VII, and Davis VT as long as each is an owner of OpCo Units.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 33 and 147-148 of the Registration Statement to clarify that (i) if Nerdy Inc. holds less than a majority of OpCo Units, the Manager designation rights afforded certain OpCo Members will apply so long as the applicable member holds at least one unit and (ii) all OpCo members will agree in the OpCo LLC Agreement to vote in accordance with the Manager designation rights applicable to elections when Nerdy Inc. holds a majority of OpCo Units and elections when Nerdy Inc. holds less than a majority of OpCo Units.

The Business Combination Agreement , page 120

5.

Please disclose the details of the revisions to your post-business combination governance structure entered into in connection with the March 2021 amendment to the Business Combination Agreement amending the OpCo LLC Agreement.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 124 and 156 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 5, 2021

Background of the Business Combination, page 145

6.

We note your response to prior comment 6. When discussing the amendments to the Business Combination Agreement and OpCo LLC Agreement, please explain in plain English the reasons for, and anticipated effects of, the changes to the agreements both here and throughout the proxy statement/prospectus. For example,

•

It appears the March 2021 revisions to the OpCo LLC Agreement may have been to obtain a particular accounting treatment, but had other consequences, such as the possibility that PubCo would not have effective management and control over OpCo, would account for OpCo as an equity level investment and could be considered an investment company;

•	It appears that the July 2021 revisions to the OpCo LLC Agreement were designed so that the company could rely on an exemption or safe harbor from registering as an investment company; and

•

It appears that the changes to the lock-up provisions of the Business Combination Agreement were designed to facilitate PubCo obtaining over 50% ownership of OpCo in the business combination by removing a barrier to Nerdy equity holders electing to receive Class A shares instead of PubCo Class B shares and corresponding OpCo.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 124-125 and 156 of the Registration Statement in response to the Staff’s comment.

In March 2021, revisions were made to the OpCo LLC Agreement to restructure the OpCo board and governance structure to obtain reverse recapitalization accounting under ASC 805 for all redemption scenarios whereby PubCo was the majority shareholder in OpCo. TPG Pace and Nerdy believe that reverse recapitalization accounting, whereby Nerdy is the accounting acquirer, accurately reflects the economic substance of the transaction and presents Nerdy’s financial statements to investors in the clearest fashion. The March 2021 revisions to the OpCo board and governance structure introduced the possibility that PubCo would not have effective management control over OpCo in a redemption scenario above 52.2% and would thus be accounted for as an equity investment by PubCo and could be considered an investment company.

Subsequently, in July 2021 revisions were made to the OpCo LLC Agreement to (1) further restructure the OpCo board and governance structure so that the company could rely on an exemption from registering as an investment company and (2) change the lock-up provisions of the Business Combination Agreement to provide additional flexibility for members of OpCo to redeem their OpCo units for PubCo shares. This flexibility might be used by OpCo members to ensure that PubCo will obtain more than a 50% ownership interest in OpCo in the business combination.

General

7.

Disclose in the forefront of the proxy statement/prospectus that TPG Pace represented in the prospectus for TPG Pace’s initial public offering that it “will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended.” Explain in plain English why TPG Pace’s board believes the structure of the transaction complies with this representation and qualifies as a business combination as contemplated in your initial public offering. Address the potential for the combined company to own a minority interest in and not control Nerdy and what it means for TPG Pace public shareholders who do not redeem their shares. For example, disclose how the resulting accounting treatment will impact the level of financial information investors will receive about Nerdy.

RESPONSE:    The Company respectfully advises the Staff that it has revised the forefront of the proxy statement/prospectus and the disclosure on pages xviii, 7-8, 10, 12, 21-22, 42, 90-92, 167 and 220 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 5, 2021

As described in additional detail in Comment 8, at the closing, Nerdy Inc. (also referred to as “PubCo”) will (i) be the single largest owner in Nerdy LLC (also referred to as “OpCo”) and (ii) have the ability to designate the largest number of Managers of OpCo under all redemption scenarios, including a maximum redemption scenario. It is not possible without the consent of PubCo for any of the existing OpCo Unitholders to transfer their OpCo Units to a third party (other than converting OpCo Units for PubCo shares, which increases PubCo’s ownership of OpCo). Therefore, post-closing, there is no scenario in which (i) a third party could accumulate a larger interest in OpCo than PubCo or (ii) acquire rights to designate more managers on the Board of Managers of OpCo than PubCo, in each case, without PubCo’s consent. Accordingly, there is no scenario in which OpCo could be controlled primarily by a person or persons other than PubCo without PubCo’s consent. PubCo will not consent to a transfer by an OpCo unitholder that would result in PubCo becoming an investment company under the 40 Act.

In addition, PubCo would not permit the issuance of additional OpCo Units if such issuance would result in PubCo becoming an investment company under the 40 Act.

For the above reasons, TPG Pace believes that its proposed business combination with Nerdy LLC qualifies as a business combination in compliance with the prospectus for TPG Pace’s initial public offering representation that it “will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended.”

The OpCo board and governance structure introduces the possibility that Nerdy Inc. would own a minority interest in and not have effective management control over OpCo in a redemption scenario above 52.2%. If that is the case, Nerdy Inc. would account for the proposed business combination as an equity investment, which would result in Nerdy Inc. including the summarized financial information of Nerdy LLC within its periodic financial statements on Form 10-Q and include the separate financial statements of Nerdy LLC as an exhibit to Form 10-K.

8.

We note your response to prior comment 8. In supplemental correspondence, please provide a detailed analysis explaining how Nerdy Inc. is assured of being able to rely on Rule 3a-1 at all times following the closing of the transaction. For example, for all times that Nerdy LLC is not a majority-owned subsidiary of Nerdy Inc., please explain (i) how, in terms of the transferability of ownership interests and the transferability of manager designation rights, there will not be an opportunity for Nerdy LLC to be controlled primarily by a person or persons other than Nerdy Inc..; and (ii) how, through its ownership of securities issued by Nerdy LLC, Nerdy Inc. will engage in a business other than that of investing, reinvesting, owning, holding or trading in securities. Please also confirm that Nerdy LLC will be operated in such a way, including with respect to its holding of securities, that it would not be deemed an investment company under Section 3(a) of the 1940 Act. If it is possible that Nerdy LLC could be controlled primarily by a person or persons other than Nerdy Inc., or it is possible that, at any time, Nerdy Inc. will otherwise be unable to rely upon the safe harbor provided by Rule 3a-1, please add appropriate disclosure regarding the risk that Nerdy Inc. could be deemed an investment company subject to registration and regulation under the 1940 Act.

RESPONSE:

Nerdy cannot be primarily controlled by a person other than Nerdy Inc.

At the closing, Nerdy Inc. (also referred to as “PubCo”) will (i) be the single largest owner in Nerdy LLC (also referred to as “OpCo”) and (ii) have the ability to designate the largest number of Managers of OpCo under all redemption scenarios, including a maximum redemption scenario. It is not possible without the consent of PubCo for any of the existing OpCo Unitholders to transfer their OpCo Units to a third party. Therefore, post-closing, there is no scenario in which (i) a third party could accumulate a larger interest in OpCo or (ii) acquire rights to designate more managers on the Board of Managers of OpCo than PubCo, in each case, without PubCo’s consent. Accordingly, there is no scenario in which OpCo could be controlled primarily by a person or persons other than PubCo without PubCo’s consent. PubCo will not consent to a transfer by an OpCo unitholder that would result in PubCo becoming an investment company under the 40 Act.

Securities and Exchange Commission

August 5, 2021

Section 6.1 of the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (the “OpCo LLC Agreement”) provides that the size of the Board of Managers (the “Board”) shall initially be fixed at five Managers and at Closing such Managers shall be designated as follows: three (3) Persons shall be individuals designated by PubCo (each a “PubCo Manager”) and two (2) Persons shall be designated by the Members holding a majority of the then outstanding vested units held by Members other than PubCo (each a “Non-PubCo Manager”). Section 6.1 further provides that:

“From time to time following the date hereof, PubCo shall increase or decrease (i) the size of the Board and/or (ii) the number of PubCo Managers and Non-PubCo Managers on such Board, in order to reflect as closely as reasonably practicable the relative ownership of the Company held by PubCo on the one hand and the Members other than PubCo Holdings Group on the other hand. Following any such adjustment, the Members shall be obligated to remove any Managers and to elect (i) the applicable number of the PubCo Managers as designated by PubCo and (ii) the applicable number of the Non-PubCo Managers as designated by the holders of a majority of the vested Units then outstanding held by Members other than PubCo Holdings Group in accordance with such adjusted Board membership requirements. Notwithstanding anything to the contrary set forth in this Agreement, in the event that PubCo holds less than a majority of the outstanding Units of the Company, the Board shall be fixed at five (5) Managers and such Managers shall be designated as follows: (i) two (2) Persons shall be individuals designated by PubCo; (ii) one (1) Person shall be designated by Charles Cohn, so long as an entity controlled by Charles Cohn remains a Member; (iii) one (1) Person shall be designated by TCV VIII, L.P. or its Affiliates, so long as TCV VIII, L.P. remains a Member; and (iv) one (1) Person shall be designated by Davis VT LLC or its Affiliates, so long as Davis VT LLC remains a Member; provided that if any of an entity controlled by Charles Cohn, TCV VIII, L.P. or Davis VT LLC cease to be Members, the Manager designated with respect to clause (ii), (iii) or (iv) of this sentence, as applicable, shall instead be designated by the Member holding the next greatest number of Units after PubCo and any other Members then holding Manager designation rights.”

As indicated in our prior response, under the maximum redemption scenario, we expect that PubCo will own approximately 38.1% of the voting securities (assuming, arguendo, the OpCo LLC interests constitute “securities”) of OpCo at closing. Under that scenario, in accordance with the OpCo LLC Agreement, PubCo will have the right to appoint two (2) of the five (5) members of OpCo’s Board of Managers with the remaining three Managers being designated by the three largest members (or “groups”, within the meaning of Section 13(d)(3) of the Exchange Act of 1934) of OpCo other than PubCo. OpCo’s next largest investor is a group of entities (the “Cohn Group”) beneficially owned by PubCo’s CEO, Charles Cohn, which would collectively own 32.5% of OpCo in a maximum redemption scenario and have the right to appoint one OpCo board member. The remaining two OpCo board seats would be designated by TCV and Davis VT, who would own 13.5% and 6.0% of OpCo respectively in a maximum redemption scenario. There are no affiliations or voting agreements among the Cohn Group, TCV and Davis VT related to OpCo, PubCo or otherwise. Pursuant to the OpCo LLC Agreement, each of those members shall retain the right to appoint a manager as long as they are a member of OpCo and if any such member with board designation rights ceases to be a member, the Manager designated with respect to each such person, as applicable, shall instead be designated by the member holding the next greatest number of OpCo Units after (i) PubCo and (ii) any other members then holding Manager designation rights.

As described in greater detail below under “Additional Information Regarding Up-C Structure and Related OpCo Unit Transfer Restrictions,” the Existing Nerdy Holders who own OpCo Units and shares of Class B Common Stock are not permitted to transfer those interests to other persons without consent of PubCo; instead, such holders that desire to dispose of their OpCo Units, subject to the limitations set forth in the OpCo LLC Agreement, may do so only by causing PubCo to “redeem” their OpCo Units and shares of Class B Common Stock in exchange for an equivalent number of shares of PubCo Class A Common Stock, and then transfer those shares of Class A Common Stock of PubCo to third parties. The end result of any OpCo Unitholder that elects to cause such a redemption of OpCo Units and shares of PubCo Class B Common Stock for shares of PubCo Class A Common Stock is that PubCo retains the redeemed OpCo Units, and thus owns a larger percentage of OpCo, and the shares of PubCo Class B Common stock are cancelled. In addition, PubCo would not permit the issuance of additional OpCo Units if such issuance would result in PubCo becoming an investment company under the 40 Act.

Securities and Exchange Commission

August 5, 2021

As 32.5% and 13.5% owners of OpCo, if either Cohn or TCV were to redeem all of their OpCo Units and shares of PubCo Class B Common Stock to exchange into an equivalent number of shares of PubCo Class A Common Stock (and as a result, lose their right to appoint a manager on the OpCo Board), that would result in PubCo owning either 70.5% or 51.5% of OpCo, respectively, and in either case would give PubCo the right to designate three (3) of five (5) board managers. If Davis VT, a 6% owner of OpCo, were to redeem all of its OpCo Units and shares of PubCo Class B Common Stock into an equivalent number of shares of PubCo Class A Common Stock (and as a result, lose its right to appoint a manager on the OpCo Board) and no other members had redeemed to cause PubCo to be in excess of 50% of ownership to OpCo, then, in accordance with the OpCo LLC Agreement, the manager previously designated by Davis VT would thereafter be designated by the member holding the next greatest number of OpCo Units after PubCo and any other members then holding Manager designation rights, again leaving PubCo with the ability to designate a greater number of managers to the Board of Managers than any other OpCo member. As a result, there is no scenario in which a third party could accumulate a larger interest in OpCo or rights to designate more managers on the Board of Managers of OpCo than PubCo without PubCo’s consent.

With respect to the request for confirmation that Nerdy LLC will be operated in such a way including with respect to its holding of securities that it will not be an investment company, we confirm that Nerdy LLC’s business is conducting a live online learning platform, it is conducted only through wholly-owned subsidiaries, and Nerdy LLC holds and will hold no other securities that would make it an investment company under the 40 Act. Moreover, Nerdy LLC is not a party to any joint ventures or other arrangements where it has anything other than whole ownership of entities in which it holds ownership interests.

Nerdy Inc does not and will not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

Nerdy Inc does not and will not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities. Nerdy Inc. will be, and will hold itself out as being, primarily engaged in the business of conducting a direct to consumer platform for live online learning. Through its Up-C structure, Nerdy Inc. engages in this business through its subsidiary Nerdy LLC, which will be either a majority-owned subsidiary or primarily controlled subsidiary depending on the level of redemptions.

Additional Information Regarding Up-C Structure and Related OpCo Unit Transfer Restrictions

As detailed in the Registration Statement, the Business Combination is conducted through an “Up-C” structure, where following the closing, the public investors in TPG Pace, Sponsor and independent directors, Forward Purchasers, PIPE Investors and certain of the Existing Nerdy Holders will hold a direct voting and economic equity ownership interest in PubCo in the form of its Class A Common Stock, and an indirect ownership interest in OpCo through PubCo’s ownership of OpCo Units. By contrast, certain of the Existing Nerdy Holders will own direct economic interests in OpCo in the form of OpCo Units and a corresponding non-economic voting equity interest in PubCo in the form of shares of our Class B Common Stock.

As is typical for an Up-C structure, the Existing Nerdy Holders who own OpCo Units and shares of Class B Common Stock are not permitted to transfer those interests to other persons; instead, such holders that desire to dispose of their OpCo Units may, subject to certain limitations in the OpCo LLC Agreement, do so only by causing PubCo to “redeem” their OpCo Units and shares of Class B Common Stock in exchange for an equivalent number of shares of Class A Common Stock of PubCo, and then transfer those shares of Class A Common Stock of PubCo to third parties. Section 8.1(a) of the OpCo LLC Agreement provides that, except as provided in Section 3.6, no Member shall Transfer all or any portion of its Interest without the Board’s prior written consent, which consent shall be granted or withheld in the Board’s sole discretion (with the consent of PubCo). Section 3.6 details the process by which holders of OpCo Units (and shares of Class B Common Stock) can require PubCo to redeem the OpCo Units and shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock of PubCo. The end result of any OpCo Unitholder that elects to cause such a redemption of OpCo Units and shares of Class B Common Stock for shares of Class A Common Stock is that PubCo retains those OpCo Units, and thus owns a larger percentage of OpCo, and the shares of Class B Common Stock are cancelled. It is not possible without the consent of PubCo for any of the existing OpCo Unitholders to transfer their OpCo Units to a third party.

*        *         *        *        *

Securities and Exchange Commission

August 5, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:    Sarah K. Morgan, Vinson & Elkins LLP